Cue Energy Resources Limited

A.B.N. 45 066 383 971

[redacted]

08004132

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

25 July 2008

SUPPL

SEC
Mail Processing
Section

AUG 0 6 2008

Washington, DC
105

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
AUG 1 2 2008
THOMSON REUTERS

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Cobra -1A ST1: 25th July 2008

Oil Search, the operator for PPL190, reports as at 0600 on 24th July 2008 that:

"The Cobra -1A ST1 well was at a total depth of 2,914 metres and pulling out of hole. Progress for the week was 213 metres. The forward plan is to run logs over the sidetrack section."

Cobra -1A ST1 is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery.

The participants in PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

25th July 2008

END